3555 Timmons Lane Suite 1550 Houston, TX 77027 Phone: (713) 528-1881 Fax: (713) 337-1510

April 1, 2014

VIA EDGAR SUBMISSION

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:     Lucas Energy, Inc.
    Form 10-K for Fiscal Year ended March 31, 2013
    Filed June 28, 2013
    File No. 001-32508

Dear Mr. Schwall:

During our discussion with Mr. John Hodgin on March 27, 2014, it was determined that we would need to provide an additional response in separate form related to the initial comment noted below from the letter dated March 18, 2014, regarding Lucas Energy, Inc.’s  June 28, 2013 Form 10-K filing.

Form 10-K for the Fiscal Year ended March 31, 2013
Properties, page 17
Areas of activities, page 17

2.	Please expand the disclosure of your undeveloped acreage to also present the expiration dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Initial Response
We acknowledge the Staff’s observation related to expanding the presentation of our total acreage to present the total gross and net developed and undeveloped acreage amounts and to also present the expiration dates relating to material amounts of our undeveloped acreage.  See updated table and footnote below, which will be included in any future filings.

ACREAGE	Total		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net
Austin Chalk**	14,518	12,049	14,090	11,621	428	428
Eaglebine/Buda & Glen Rose	6,944	3,441	165	153	6,779	3,288*
Total	21,462	15,490	14,255	11,774	7,207	3,716

*Eaglebine/Buda & Glen Rose undeveloped acreage that expires in the next three years is 45% in 2014, 32% in 2015 and 23% in 2016.
** Includes 4,510 Eagleford total net acreage (4,082 net developed and 428 net undeveloped).

Per Mr. Hodgin, we need to provide additional disclosure in regards to the amount of PUD locations on expiring leases to further comply with Item 1208(b) of Regulation S-K.

Expanded Response
Our fiscal year 2013 reserve report included a development drilling schedule which accommodated drilling all seven PUD’s in the Buda-Glen Rose prior to the expiry of the relevant acreage.  This disclosure will also be provided in any future filings when applicable.

Lucas hereby acknowledges that:

•	Lucas is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lucas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, you may contact Anthony C. Schnur at (713) 528-1881

Sincerely,

/s/ Anthony C. Schnur
Anthony C. Schnur
Chief Executive Officer and Acting Chief Financial Officer